May 11, 2017

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

Re:	ARMO BioSciences, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 3, 2017
CIK No. 0001693664

Dear Ms. Hayes:

On behalf of our client ARMO BioSciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 17, 2017 relating to the Company’s Confidential Amendment No. 1 to Draft Registration Statement on Form S-1 submitted on April 3, 2017.

On behalf of the Company, we are also electronically transmitting for confidential submission a second amended version of the Company’s Draft Registration Statement on Form S-1 (the “Amendment No. 2 to Draft Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery 3 copies of this letter and marked copies of Amendment No. 2 to Draft Registration Statement (against the Amendment No. 1 to Draft Registration Statement originally submitted on April 3, 2017).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references in the responses herein correspond to the pages of Amendment No. 2 to Draft Registration Statement.

Prospectus Summary

Overview, page 1

1.	Please state clearly what it means for a patient to be “refractory” to standard of care immunotherapy.

In response to the Staff’s comments, the Company has revised its disclosure on page 1, page 58 and page 67.

AM0010 Phase 1/1b Clinical Trial, page 3

2.	We note your revised disclosure in response to prior comment 2. Please expand your disclosure here and in the Business section to explain the meaning of “SDs” and how they are measured. Please

May 11, 2017

also explain what the column labeled “Encouraging Survival Duration” indicates in the table on pages 4 and 74, including what is meant by the disclosure that the “survival duration in the indicated advanced disease populations is better than the survival duration in less advanced disease populations.”

In response to the Staff’s comments, the Company has revised its disclosure on page 3, page 4, page 73 and page 74.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and development, page 60

3.	You state “For the years ended December 31, 2015 and 2016, over 75% of our R&D expense related to the development of AM0010.” Please revise your disclosure to indicate how much of your research and development expense for each period relates to each of your product candidates AM0010, AM0001, etc., or tell us why you cannot provide this disclosure and what period you expect to have the ability to disclose this data.

The Company respectfully advises the Staff that it does not separately allocate R&D expense for its pre-clinical programs as discoveries in one pre-clinical program may be applicable to another program given the early stages of development of each pre-clinical program. Consistent with the disclosure of the R&D expense related to AM0010, the Company intends to separately allocate R&D expense for its products once a program has reached the clinical trial phase.

Business

AM0010 with anti-PD-1 in Non-Small Cell Lung Cancer, page 80

4.	It appears that you no longer plan to initiate a Phase 3 clinical trial of AM0010 in NSCLC in the first half of 2017, but are instead evaluating Phase 2 clinical trials. Please tell us the reason for this change.

The Company respectfully advises the Staff that it delayed the Phase 3 clinical trial in second line non-small cell lung cancer (“NSCLC”) due to significant recent events that may reshape the NSCLC market. The Company was awaiting the Food and Drug Administration (“FDA”) decision on the potential accelerated approval of KEYTRUDA® (pembrolizumab), Merck, Sharp & Dohme Corporation’s anti-PD-1 therapy, in combination with pemetrexed (brand name Alimta®) and carboplatin, a commonly used chemotherapy regimen, for the first-line treatment of metastatic nonsquamous NSCLC, irrespective of PD-L1 (Programmed Cell Death Ligand-1) expression. The approval was announced on May 10, 2017. Accordingly, the Company is now evaluating Phase 2 clinical trials to study AM0010 in NSCLC.

The Company will refine its regulatory strategy in NSCLC based on the FDA’s decision, additional clinical and regulatory events expected in mid-2017 and further results from its own Phase 1/1b clinical trial.

Intellectual Property, page 84

5.	We note your responses to our prior comments 12 and 13. Please include the information provided in response to these comments in your prospectus.

In response to the Staff’s comments, the Company has revised its disclosure on page 85 and page 86.

May 11, 2017

Financial Statements

Consolidated statement of redeemable convertible preferred stock and stockholders’ deficit, page F-5

6.	With regard to prior comment 17, it does not appear appropriate to include common shares and preferred shares of ACIR with those of ARMO Biosciences on the consolidated statement of stockholders’ deficit of ARMO Biosciences. Rather, these amounts should be reflected in noncontrolling interest. Please revise the financial statements as necessary or tell us why you believe no revision is necessary.

In response to the Staff’s comments, the Company has revised its disclosure on page F-5.

Note 14. Subsequent events, page F-24

7.	You disclose that because the first patient was dosed in your specified Phase 3 clinical trial with AM0010, you are required to pay a milestone payment to Merck. Please revise to quantify the amount of the milestone payment triggered by this event as referenced in your disclosure.

In response to the Staff’s comments, the Company has revised its disclosure on page F-24.

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Please do not hesitate to contact me at (650) 463-5387 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Heidi E Mayon
Heidi E. Mayon